UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 9, 2016, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2015 and 2014 and for the three-year period ended December 31, 2015 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2015	2014	2013
	$	$	$
Operations
Revenue	781.9	812.7	781.5
Gross margin (1)	21.5%	20.1%	20.3%
Net earnings	56.7	35.8	67.4
Adjusted net earnings (2)	58.6	52.4	103.4
Adjusted EBITDA (2)	102.0	103.9	103.1
Cash flows from operating activities	102.3	86.9	82.2
Free cash flows (2)	68.0	46.3	35.3
Capital expenditures (3)	34.3	40.6	46.8
Effective Tax Rate (4)	16.2%	39.0%	-113.5%

Per Common Share
Net earnings - diluted	0.93	0.58	1.09
Adjusted net earnings - diluted (2)	0.96	0.84	1.68
Dividend paid per share	0.50	0.40	0.24

Financial Position
Working capital (5)	130.5	128.2	115.0
Total assets	487.3	466.7	465.2
Net debt (6)	135.2	114.9	127.3
Shareholders’ equity	216.7	227.5	230.4
Cash and loan availability (7)	182.3	206.2	50.3

(continued)

Financial Highlights (continued)

	2015	2014	2013
	$	$	$
Selected Ratios
Current Ratio (8)	2.45	2.50	2.32
Leverage Ratio (2) (9)	1.50	1.19	1.26
Return on equity (10)	26.1%	15.7%	29.2%

Stock Information
Weighted average shares outstanding - diluted (11)	61,111	62,061	61,633
Shares outstanding as of December 31 (11)	58,668	60,436	60,777

The Toronto Stock Exchange (CDN$)
Share price as of December 31	18.69	18.61	14.03
High: 52 weeks	20.51	19.95	15.62
Low: 52 weeks	13.67	11.12	7.96

(1)	Gross profit divided by revenue
(2)	These are non-GAAP measures defined below and accompanied by the reconciliation to the closest GAAP measure
(3)	Purchases of property, plant and equipment
(4)	Refer to Note 5 – Income Taxes to the Company’s Financial Statements
(5)	Current assets less current liabilities
(6)	Long-term debt plus installments on long-term debt less cash
(7)	Refer to Note 13 – Long-Term Debt to the Company’s Financial Statements
(8)	Current assets divided by current liabilities
(9)	Long-term debt plus installments on long-term debt divided by adjusted EBITDA
(10)	Net earnings divided by end of period shareholders’ equity
(11)	In thousands

2015 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	20.51	16.74	17.53	218,247
Q2	20.31	16.21	18.72	136,468
Q3	20.21	13.67	14.27	252,331
Q4	19.01	13.96	18.69	221,181

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue	189,009	199,948	196,695	196,586	202,925	193,462
Cost of sales	151,994	157,250	158,389	154,178	158,875	151,202

Gross profit	37,015	42,698	38,306	42,408	44,050	42,260

Gross margin	19.6%	21.4%	19.5%	21.6%	21.7%	21.8%

Selling, general and administrative expenses	18,127	18,980	22,959	22,253	20,561	20,208
Research expenses	2,066	2,074	1,602	2,141	1,667	1,589

	20,193	21,054	24,561	24,394	22,228	21,797

Operating profit before manufacturing facility closures, restructuring and other related charges	16,822	21,644	13,745	18,014	21,822	20,463

Manufacturing facility closures, restructuring and other related charges	660	1,384	27,201	142	1,020	924

Operating profit (loss)	16,162	20,260	(13,456)	17,872	20,802	19,539

Finance costs
Interest	616	831	1,753	982	864	1,846
Other expense (income), net	(641)	352	160	395	370	437

	(25)	1,183	1,913	1,377	1,234	2,283

Earnings (loss) before income tax expense (benefit)	16,187	19,077	(15,369)	16,495	19,568	17,256
Income tax expense (benefit)
Current	1,063	457	751	1,249	1,062	1,909
Deferred	3,346	6,986	(312)	3,498	6,392	226

	4,409	7,443	439	4,747	7,454	2,135

Net earnings (loss)	11,778	11,634	(15,808)	11,748	12,114	15,121

Earnings (loss) per share

Basic	0.19	0.19	(0.26)	0.20	0.20	0.25
Diluted	0.19	0.19	(0.26)	0.19	0.19	0.25
Weighted average number of common shares outstanding

Basic	60,471,031	60,776,649	59,692,751	59,727,825	60,825,745	60,288,991
Diluted	62,198,126	62,019,844	59,692,751	61,739,717	62,569,430	61,584,732

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue	200,635	209,109	199,853	195,677	200,750	191,490
Cost of sales	157,838	168,447	159,872	149,885	164,527	153,543

Gross profit	42,797	40,662	39,981	45,792	36,223	37,947

Gross margin	21.3%	19.4%	20.0%	23.4%	18.0%	19.8%

Selling, general and administrative expenses	17,927	23,153	20,547	25,765	23,261	18,968
Research expenses	2,499	1,778	1,701	2,753	2,354	2,008

	20,426	24,931	22,248	28,518	25,615	20,976

Operating profit before manufacturing facility closures, restructuring and other related charges	22,371	15,731	17,733	17,274	10,608	16,971

Manufacturing facility closures, restructuring and other related charges	181	1,560	934	2,683	963	1,647

Operating profit	22,190	14,171	16,799	14,591	9,645	15,324

Finance costs
Interest	919	867	1,261	1,036	2,069	847
Other expense (income), net	(651)	426	190	504	380	159

	268	1,293	1,451	1,540	2,449	1,006

Earnings before income tax expense (benefit)	21,922	12,878	15,348	13,051	7,196	14,318
Income tax expense (benefit)
Current	3,281	2,914	729	2,592	(768)	233
Deferred	2,987	3,953	200	(7,033)	1,907	(39,540)

	6,268	6,867	929	(4,441)	1,139	(39,307)

Net earnings	15,654	6,011	14,419	17,492	6,057	53,625

Earnings per share

Basic	0.26	0.10	0.24	0.30	0.10	0.88
Diluted	0.26	0.10	0.23	0.29	0.10	0.86

Weighted average number of common shares outstanding

Basic	59,785,871	60,790,184	60,731,173	58,802,897	60,427,043	60,776,649
Diluted	60,879,777	62,457,931	62,072,583	60,316,201	62,307,696	62,170,733

Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 3.8% decrease in revenue for the year ended December 31, 2015 as compared to the year ended December 31, 2014 and a 2.5% decrease in revenue for the fourth quarter of 2015 as compared to the fourth quarter of 2014. The decrease in both periods was primarily due to a decrease in average selling price, including the impact of product mix, partially offset by additional revenue from the Better Packages and TaraTape acquisitions. Both periods in 2015 were impacted negatively by an estimated $9 million of lost sales due to the South Carolina Flood (defined later in this document).

Gross margin increased to 21.5% in the year ended December 31, 2015 as compared to 20.1% in 2014 primarily due to an increase in the spread between selling prices and raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project and the decision to change manufacturing locations of certain products to meet customers’ demand.

Gross margin increased to 23.4% in the fourth quarter of 2015 as compared to 18.0% in the fourth quarter of 2014 primarily due to an increase in the spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment, and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

Net earnings for the year ended December 31, 2015 increased to $56.7 million ($0.95 basic earnings per share and $0.93 diluted earnings per share) from $35.8 million ($0.59 basic earnings per share and $0.58 diluted earnings per share) for the same period in 2014. The increase was primarily due to a decrease in income tax expense and finance costs, and an increase in gross profit.

Net earnings for the fourth quarter of 2015 increased to $17.5 million ($0.30 basic earnings per share and $0.29 diluted earnings per share) from $6.1 million ($0.10 basic and diluted earnings per share) for the fourth quarter of 2014. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in selling, general and administrative expenses (“SG&A”) related to an increase in variable compensation expense, and an increase in manufacturing facility closures, restructuring and other related charges primarily associated with the South Carolina Flood.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the year ended December 31, 2015 increased to $58.6 million ($0.98 basic adjusted earnings per share and $0.96 diluted adjusted earnings per share) from $52.4 million ($0.86 basic adjusted earnings per share and $0.84 diluted adjusted earnings per share) for the same period in 2014. Adjusted net earnings increased primarily due to decreases in income tax expense, finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project (defined later in this document).

Adjusted net earnings for the fourth quarter of 2015 increased to $18.9 million ($0.32 basic adjusted earnings per share and $0.31 diluted adjusted earnings per share) from $11.9 million ($0.20 basic adjusted earnings per share and $0.19 diluted adjusted earnings per share) for the fourth quarter of 2014. Adjusted net earnings increased primarily due to a decrease in income tax and an increase in gross profit, partially offset by an increase in variable compensation expenses.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) decreased $1.9 million to $102.0 million for the year ended December 31, 2015 from $103.9 million for the year ended December 31, 2014, primarily due to the unfavourable impact of foreign exchange due to the strengthening of the US dollar compared to the Canadian dollar and Euro (“FX impact”), an increase in certain SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project, partially offset by a decrease in variable compensation expenses.

Adjusted EBITDA increased $3.9 million to $24.6 million for the fourth quarter of 2015 from $20.6 million for the fourth quarter of 2014. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in variable compensation expense.

For the three months and year ended December 31, 2015, the Company repurchased 366,600 and 2,487,188 common shares under its normal course issuer bids (“NCIBs”) for a total purchase price of $4.0 million and $30.0 million, respectively. As of March 9, 2016, the Company repurchased 147,200 shares under the NCIB in 2016 for a total purchase price of $1.7 million.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. Since the dividend policy was reinstated in August 2012, the Company has paid $73.3 million in cumulative dividends, of which $29.7 million was paid in 2015.

On March 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on March 21, 2016 to shareholders of record at the close of business on March 31, 2016.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier. Production of duct tape at the new Blythewood, South Carolina facility was not affected by the flooding and was shut down for only two days in order to ensure it was safe for employees to return to work.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

The shut down of the Columbia, South Carolina facility has impacted the production of several masking tape and stencil products that represented approximately $55 million of total annualized sales. The Company has since taken all reasonable measures to ensure that customers’ needs are met.

Production of masking tape has been relocated to the Company’s other facilities such as the Marysville, Michigan and Blythewood, South Carolina facilities. Any masking tape production temporarily moved to the Marysville, Michigan facility will subsequently be transferred to the Blythewood, South Carolina facility. The transfer of masking tape production to the new Blythewood, South Carolina facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016. In the fourth quarter of 2015, the Company began commercial production of certain masking tape products in the

Blythewood, South Carolina facility but production levels are still not at intended target levels. In addition, the Company is experiencing higher costs of production and transportation in the masking tape production that was moved to the Marysville, Michigan facility. The Company expects that these operating inefficiencies will continue until the end of 2016 as current production levels in the Blythewood, South Carolina facility improve to targeted levels and masking tape products are moved from the Marysville, Michigan facility.

Production of stencil products is in the process of being relocated to other manufacturing facilities. Due mainly to the lead time required to receive and commission new equipment for stencil production, the Company expects that production will resume at some point in the second half of 2016. The Company has been mitigating this delay with its customers via outsourcing arrangements.

In the fourth quarter of 2015, the Company recorded $6.5 million of manufacturing facility closures, restructuring and other related charges related to the Columbia, South Carolina facility damage to real and personal property as well as subsequent clean-up and idle facility costs. Partially offsetting the charges within the same caption were $5.0 million in initial insurance settlement claim proceeds received in 2015.

The Company estimates that its results for both the year and fourth quarter of 2015 were negatively impacted by the South Carolina Flood by the following amounts: approximately $9 million of lost sales of masking tape and stencil products, and reductions in gross profit and adjusted EBITDA of approximately $3 million. In addition to the impact of lost sales, the negative impact to gross profit and adjusted EBITDA is due to lost gross profit on lost sales as well as incremental costs from alternative product sourcing, partially offset by the reduction in South Carolina Duplicate Overhead Costs following the unexpected permanent shut down of the Columbia, South Carolina manufacturing facility.

Going forward, the Company expects, but is currently unable to provide a reliable estimate for the amount and timing of, future amounts related to: insurance recoveries, business interruption losses (including, but not limited to, lost sales and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As expected, the Blythewood, South Carolina facility’s duct tape production efficiency continued to improve throughout the fourth quarter of 2015 and was close to reaching targeted performance levels in early 2016. In the second and third quarters of 2015, the Company recorded a $10.5 million South Carolina Commissioning Revenue Reduction attributed to the duct tape commissioning efforts for the year ended December 31, 2015. There was no South Carolina Commissioning Revenue Reduction for duct tape product required in the fourth quarter of 2015 as the Company has determined that the commissioning efforts in relation to this production line are complete.

In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood, South Carolina facility, with the full transfer of masking tape production still expected to be completed in the first half of 2016. The Company now considers that the commercialization of the masking tape products being produced in the Blythewood, South Carolina facility is complete, and therefore must continue to focus on the ramp-up in production efficiencies as well as the transfer of certain masking tape production from the Marysville, Michigan facility. In the fourth quarter of 2015, the Company recorded a $0.5 million South Carolina Commissioning Revenue Reduction attributed to masking tape commissioning efforts for the year ended December 31, 2015.

The production ramp-up inefficiencies related to the South Carolina Project, net of project savings and excluding South Carolina Duplicate Overhead Costs, resulted in a net negative impact of less than $0.1 million, $0.6 million and $1.9 million on gross profit and adjusted EBITDA for the fourth quarter, third quarter and year ended December 31, 2015, respectively.

South Carolina Duplicate Overhead Costs included in gross profit were approximately nil, $1.3 million and $4.3 million for the fourth quarter, third quarter, and year ended December 31, 2015, respectively. The costs were nil in the fourth quarter of 2015 as a result of the unexpected permanent shut down of the Columbia, South Carolina manufacturing facility due to the South Carolina Flood discussed in the section above.

The impact of the South Carolina Project, including both components mentioned above, resulted in a net negative impact of less than $0.1 million, $1.9 million and $6.2 million on gross profit and adjusted EBITDA for the fourth quarter, third quarter and year ended December 31, 2015, respectively. The impact to adjusted EBITDA excludes non-cash South Carolina Duplicate Overhead Costs of nil, nil and $0.4 million for the fourth quarter, third quarter and year ended December 31, 2015, respectively.

The Company’s expectation for cost savings from the South Carolina Project remains unchanged with impacts on gross profit and adjusted EBITDA as follows:

•	A significant net positive impact is expected in 2016 compared to 2015.

•	Management expects that all ramp-up inefficiencies will be resolved by the beginning of 2017, thereby resulting in the realization of the full extent of the expected $13 million annual cost savings.

As of December 31, 2015, capital expenditures for the South Carolina Project since inception totalled $56.8 million. South Carolina Project capital expenditures recorded were $1.9 million and $7.9 million for the fourth quarter and year ended December 31, 2015, respectively. Total capital expenditures for the South Carolina Project from inception to the completion of the project are expected to be approximately $60 million, mainly as a result of additional commissioning efforts.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company expects the Better Packages acquisition to further extend the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $15.9 million in cash. The Company expects that these acquired operations will generate annualized revenue of approximately $18 million and EBITDA margin of over 15% in 2016.

The impact of the Better Packages acquisition on the Company’s consolidated earnings was as follows (in thousands of US dollars, unaudited):

	Three months ended	April 7, 2015 through
	December 31, 2015	December 31, 2015
	$	$
Revenue	5,476	14,601
Net earnings	639	1,538

TaraTape Acquisition

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (doing business as “TaraTape”), a manufacturer of filament and pressure sensitive tapes. The Company expects the acquisition of TaraTape to strengthen the Company’s market position and provide opportunities to realize synergies between $2 and $4 million in additional adjusted EBITDA by the end of 2017. The Company paid a purchase price of $11.0 million. The Company expects that these acquired operations will generate annualized revenue of approximately $20 million and EBITDA margin of slightly below 10% before any synergies in 2016.

The impact of the TaraTape acquisition on the Company’s consolidated earnings was as follows (in thousands of US dollars, unaudited):

November 2, 2015 through
December 31, 2015
$
Revenue	3,078
Net loss (1)	(161)

(1)	The net loss resulting from the TaraTape acquisition includes a non-recurring $0.4 million charge to mark inventory to fair value as required by accounting guidance for business acquisitions.

Outlook

•	The Company expects gross margin for 2016 to be between 22% and 24% and to reach the upper end of this range by the fourth quarter.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance proceeds, the timing of the recovery of the insurance proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company still expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	Revenue in the first quarter of 2016 is expected to be similar to the first quarter of 2015.

•	Gross margin in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

•	Adjusted EBITDA in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

Results of Operations

Revenue

Revenue for the year ended December 31, 2015 totalled $781.9 million, a $30.8 million or 3.8% decrease from $812.7 million for the same period in 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $49.2 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape and woven product categories;

•	an unfavourable FX impact of approximately $13.3 million; and

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $11.0 million in 2015 (nil in 2014);

Partially offset by:

•	Additional revenue of $17.7 million due to the Better Packages and TaraTape acquisitions; and

•	An increase in sales volume of approximately 1.4% or $11.6 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

Embedded in the unfavourable product mix and the increase in sales volume is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Revenue for the year ended December 31, 2014 totalled $812.7 million, a $31.2 million or 4.0% increase from $781.5 million for the same period in 2013 primarily due to:

•	An increase in average selling price, including the impact of product mix, of approximately 3% or $23.3 million due to:

•	higher prices to manage the spread between selling prices and higher raw material costs; and

•	a favourable product mix across the Company’s major product categories.

•	An increase in sales volume of approximately 1% or $7.9 million primarily due to increased demand in certain woven and tape products.

•	The Company believes that the increase in woven product demand was primarily driven by:

•	an increased utilization of the Company’s products within the agro-environmental market; and

•	growth within the building and construction market.

•	The increase in the Company’s tape product demand was primarily driven by net growth in demand across both the industrial tape and carton sealing tape product offerings.

Revenue for the fourth quarter of 2015 totalled $195.7 million, a $5.1 million or 2.5% decrease from $200.8 million for the fourth quarter of 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $11.2 million primarily due to:

•	an unfavourable product mix in the Company’s woven and tape product categories;

•	lower prices primarily driven by lower petroleum-based raw material costs;

•	an unfavourable FX impact of approximately $2.8 million; and

•	A decrease in sales volume of approximately 1.0% or $1.9 million due to a decrease in demand of certain tape products. The Company believes that the decreased sales volume was primarily due to:

•	a decrease in certain tape product sales due to the South Carolina Flood;

Partially offset by:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings.

Partially offset by:

•	Additional revenue of $8.6 million due to the Better Packages and TaraTape acquisitions.

Embedded in the unfavourable product mix and the decrease in sales volume is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Revenue for the fourth quarter of 2015 totalled $195.7 million, a $5.0 million or 2.5% decrease from $200.6 million for the third quarter of 2015 primarily due to:

•	A decrease in sales volume of approximately 3.8% or $7.8 million primarily due to decreased demand for certain tape and woven products. The Company believes that the decreased sales volume was primarily due to:

•	a decrease in certain tape product sales due to the South Carolina Flood; and

•	seasonality in demand for woven products;

Partially offset by:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings.

•	A decrease in average selling price, including the impact of product mix, of approximately 3% or $6.0 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape products;

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

Partially offset by:

•	A decrease in the South Carolina Commissioning Revenue Reduction of $5.1 million; and

•	Additional revenue of $3.8 million from the TaraTape and Better Packages acquisitions.

Embedded in the decrease in sales volume and the unfavourable product mix is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Gross Profit and Gross Margin

Gross profit totalled $168.0 million for the year ended December 31, 2015, a $4.4 million or 2.7% increase from $163.6 million for the same period in 2014. Gross margin was 21.5% in 2015 and 20.1% in 2014.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Better Packages acquisition. These favourable items were partially offset by an unfavourable product mix variance, an unfavourable FX impact and an increase in manufacturing inefficiencies mainly in relation to the South Carolina Project.

•	Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project and the decision to change manufacturing locations of certain products to meet customers’ demand.

Gross profit totalled $163.6 million for the year ended December 31, 2014, a $5.1 million or 3.2% increase from $158.5 million for the year ended December 31, 2013. Gross margin was 20.1% in 2014 and 20.3% in 2013.

•	Gross profit in 2014 compared to 2013 increased primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and an increase in sales volume. The increase was partially offset by approximately $3.5 million of South Carolina Duplicate Overhead Costs, of which $0.7 million are non-cash charges and did not impact adjusted EBITDA, a total of $1.6 million related to the non-cash Brantford Pension Charge and an unfavourable product mix variance. The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

•	Gross margin decreased in 2014 compared to 2013 primarily due to the South Carolina Duplicate Overhead Costs, an unfavourable product mix variance and the non-cash Brantford Pension Charge, partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Gross profit totalled $45.8 million for the fourth quarter of 2015, a $9.6 million or 26.4% increase from $36.2 million for the fourth quarter of 2014. Gross margin was 23.4% in the fourth quarter of 2015 and 18.0% in the fourth quarter of 2014.

•	Gross profit increased primarily due to an increase in spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Better Packages acquisition. These favourable items were partially offset by an unfavourable product mix variance, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

•	Gross margin increased primarily due to an increase in spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million, and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

Gross profit totalled $45.8 million for the fourth quarter of 2015, a $3.0 million or 7.0% increase from $42.8 million for the third quarter of 2015. Gross margin was 23.4% in the fourth quarter of 2015 and 21.3% in the third quarter of 2015.

•	Gross profit increased primarily due to an increase in manufacturing efficiencies including the operational improvements realized in the Blythewood, South Carolina facility, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million and an increase in spread between selling prices and lower raw material costs, partially offset by an unfavourable product mix, the impact of the South Carolina Flood and a decrease in sales volume.

•	Gross margin increased primarily due to an increase in manufacturing efficiencies including the operational improvements realized in the Blythewood, South Carolina facility, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million and an increase in the spread between selling prices and raw material costs, partially offset by an unfavourable product mix and the impact of the South Carolina Flood.

Selling, General and Administrative Expenses

SG&A totalled $84.1 million for the year ended December 31, 2015, a $1.9 million or 2.3% decrease from $86.0 million for the year ended December 31, 2014. The decrease in SG&A was primarily due to a decrease in stock-based compensation mainly related to a reduction in stock appreciation rights (“SARs”) expense, a decrease in variable compensation expense due to lower expected annual payment amounts and a favourable FX impact. These decreases were partially offset by the Better Packages and TaraTape acquisitions and an increase in employee costs, including health related costs. The increase in employee costs was primarily to support the expected growth of the business.

SG&A for the year ended December 31, 2014 totalled $86.0 million, a $3.3 million or 4.0% increase from $82.7 million for the year ended December 31, 2013. The increase in SG&A in 2014 compared to 2013 was primarily due to (i) an increase in stock compensation expense primarily due to new grants awarded during 2014, (ii) an increase in the expense associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013, (iii) the non-recurrence of a bad debt recovery recorded in 2013, and (iv) an increase in professional fees. The increase was partially offset by a decrease due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in 2013.

As a percentage of revenue, SG&A expenses represented 10.8%, 10.6%, and 10.6% for 2015, 2014 and 2013, respectively.

SG&A for the fourth quarter of 2015 totalled $25.8 million, a $2.5 million or 9.7% increase from $23.3 million for the fourth quarter of 2014. The increase in SG&A was primarily due to an increase in variable compensation expense and the Better Packages and TaraTape acquisitions.

SG&A for the fourth quarter of 2015 increased $7.8 million or 30.2% from $17.9 million in the third quarter of 2015, primarily due to an increase in variable compensation expense and stock-based compensation mainly related to an increase in SARs expense in the fourth quarter of 2015, partially offset by the gain on disposal of the Company’s former executive headquarters in Bradenton, Florida recognized in the third quarter of 2015.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses totalled $9.5 million for the year ended December 31, 2015, a $1.6 million or 20.1% increase from $7.9 million for the year ended December 31, 2014. Research expenses for the year ended December 31, 2014 increased $1.0 million or 14.1% from $6.9 million for the year ended December 31, 2013.

Research expenses for the fourth quarter of 2015 totalled $2.8 million, a $0.4 million or 16.9% increase from $2.4 million for the fourth quarter of 2014, and a $0.3 million or 10.1% increase from $2.5 million for the third quarter of 2015.

The increases in all periods were primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

As a percentage of revenue, research expenses represented 1.2%, 1.0%, and 0.9% for 2015, 2014 and 2013, respectively.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges totalled $3.7 million for the year ended December 31, 2015, a $1.3 million decrease from $4.9 million for the year ended December 31, 2014. The decrease was primarily due to the non-recurrence of $1.0 million and $0.7 million in charges related to the closure of the Richmond, Kentucky manufacturing facility and the relocation of the Langley,

British Columbia manufacturing facility to Delta, British Columbia, respectively. The charges recorded in 2015 are primarily related to the South Carolina Project of $1.5 million and the South Carolina Flood of $1.5 million. The South Carolina Project costs primarily include workforce retention and idle facility costs, partially offset by a reversal of impairment on equipment. The South Carolina Flood charges of $1.5 million primarily relate to a total of $6.5 million of damaged inventory, clean-up and idle facility costs and impaired property, plant and equipment, partially offset by initial insurance settlement claim proceeds of $5.0 million.

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2014 totalled $4.9 million, a $25.8 million decrease from $30.7 million for the year ended December 31, 2013, primarily due to a $3.2 million charge recorded in 2014 as compared to a $27.9 million charge recorded in 2013 for the South Carolina Project. The charges recorded in 2014 are primarily related to equipment relocation and workforce retention costs. The charges recorded in 2013 are primarily related to the impairment of property, plant and equipment upon the announcement of the South Carolina Project, and related environmental remediation and accrued workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2015 totalled $2.7 million, a $1.7 million increase from $1.0 million for the fourth quarter of 2014, primarily due to the $1.5 million of charges relating to the South Carolina Flood discussed above. The charges recorded in the fourth quarter of 2014 are primarily related to equipment relocation and workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2015 totalled $2.7 million, a $2.5 million increase from $0.2 million for the third quarter of 2015, primarily due to charges associated with the South Carolina Flood. The charges recorded in the third quarter of 2015 are primarily related to idle facility, workforce retention, and equipment relocation costs, partially offset by a reversal of impairment on equipment.

Finance Costs

Finance costs totalled $3.2 million for the year ended December 31, 2015, a $3.0 million or 48.7% decrease from $6.2 million for the year ended December 31, 2014. The decrease was primarily due to (i) foreign exchange gains in 2015, compared to foreign exchange losses in 2014 and (ii) a decrease in debt issue costs expensed in 2015 as a result of replacing the Company’s $200 million asset-based loan facility (“ABL facility”) with a new five-year $300 million revolving credit facility (“Revolving Credit Facility”) and the prepayment of certain other debt in 2014.

Finance costs for the year ended December 31, 2014 totalled $6.2 million, a $0.5 million or 7.4% decrease from $6.7 million for the year ended December 31, 2013, primarily due to (i) lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding and (ii) an increase in capitalized interest. These changes were partially offset by an increase in debt issue cost expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014, as well as an increase in foreign exchange losses.

Finance costs for the fourth quarter of 2015 totalled $1.5 million, a $0.9 million or 37.2% decrease from $2.5 million for the fourth quarter of 2014. The decrease was primarily due to the write off of debt issue costs related to the ABL facility that was paid in full during the fourth quarter of 2014 and lower interest expense as a result of a lower average cost of debt.

Finance costs increased $1.3 million or 474% from $0.3 million for the third quarter of 2015. The increase was primarily due to foreign exchange losses in the fourth quarter of 2015, compared to foreign exchange gains during the third quarter of 2015.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Income tax (benefit) expense	(4.4)	1.1	11.0	22.9	(35.8)
Earnings before income tax (benefit) expense	13.1	7.2	67.7	58.7	31.6
Effective tax rate	-34.0%	15.8%	16.2%	39.0%	-113.5%

The decrease in the effective tax rate for 2015 compared to 2014 is primarily due to a favourable change in the mix of earnings between jurisdictions and the recognition of previously derecognized Canadian deferred tax assets. The increase in the effective tax rate for 2014 compared to 2013 is primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets, (ii) the partial utilization of such deferred tax assets during the year ended December 31, 2014, and (iii) the upfront tax expense incurred in connection with the reorganization of the capital structure of several of the Company’s legal entities during the year ended December 31, 2014.

As compared to the fourth quarter of 2014, the effective tax rate for the fourth quarter of 2015 decreased primarily due to the recognition of previously derecognized Canadian deferred tax assets.

Net Earnings

Net earnings totalled $56.7 million for the year ended December 31 2015, a $20.8 million increase from $35.8 million for the year ended December 31, 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets, a decrease in finance costs, and an increase in gross profit.

Net earnings for the year ended December 31, 2014 totalled $35.8 million, a $31.5 million decrease from $67.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014. The decrease was partially offset by higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 when the South Carolina Project was announced.

Net earnings for the fourth quarter of 2015 totalled $17.5 million, a $11.4 million increase from $6.1 million for the fourth quarter of 2014, primarily due to an increase in gross profit and the recognition of previously derecognized Canadian deferred tax assets, partially offset by an increase in SG&A, and an increase in manufacturing facility closures, restructuring and other related charges primarily related to the South Carolina Flood.

Net earnings for the fourth quarter of 2015 increased $1.8 million from $15.7 million for the third quarter of 2015, primarily due to the recognition of previously derecognized Canadian deferred tax assets and an increase in gross profit, partially offset by increases in SG&A, manufacturing facility closures, restructuring and other related charges and finance costs.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, leverage ratio and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net earnings	17.5	6.1	56.7	35.8	67.4
Manufacturing facility closures, restructuring and other related charges	2.7	1.0	3.7	4.9	30.7
Stock-based compensation expense	2.3	3.0	3.2	6.2	4.9
(Reversal of impairment) impairment of long-lived assets and other assets	(5.8)	0.1	(5.8)	0.1	0.2
(Gain) loss on disposals of property, plant and equipment	0.2	(0.0)	(0.8)	(0.1)	0.1
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford Pension Charge	—	0.3	—	1.6	—
Income tax effect of these items	2.0	1.6	1.6	3.8	(1.1)

Adjusted net earnings	18.9	11.9	58.6	52.4	103.4

Earnings per share

Basic	0.30	0.10	0.95	0.59	1.12
Diluted	0.29	0.10	0.93	0.58	1.09

Adjusted earnings per share

Basic	0.32	0.20	0.98	0.86	1.71
Diluted	0.31	0.19	0.96	0.84	1.68

Weighted average number of common shares outstanding

Basic	58,802,897	60,427,043	59,690,968	60,718,776	60,379,533
Diluted	60,316,201	62,307,696	61,110,633	62,060,923	61,632,652

Adjusted net earnings totalled $58.6 million for the year ended December 31, 2015, a $6.2 million increase from $52.4 million for the year ended December 31, 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets and decreases in finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project.

Adjusted net earnings totalled $52.4 million for the year ended December 31, 2014, a $51.0 million decrease from $103.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014.

Adjusted net earnings totalled $18.9 million for the fourth quarter of 2015, a $7.0 million increase from $11.9 million for the fourth quarter of 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets and an increase in gross profit, partially offset by an increase in variable compensation expense.

Adjusted net earnings for the fourth quarter of 2015 increased $6.0 million from $12.9 million for the third quarter of 2015, primarily due to the recognition of previously derecognized Canadian deferred tax assets, partially offset by an increase in variable compensation expense, a decrease in gross profit and an increase in foreign exchange losses.

EBITDA, Adjusted EBITDA and Leverage Ratio

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

The Company defines leverage ratio as long-term debt plus installments on long-term debt divided by adjusted EBITDA. The term “leverage ratio” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor its liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net earnings	17.5	6.1	56.7	35.8	67.4
Interest and other finance costs	1.5	2.4	3.2	6.2	6.6
Income tax expense (benefit)	(4.4)	1.1	11.0	22.9	(35.8)
Depreciation and amortization	10.6	6.7	30.9	26.2	27.7

EBITDA	25.2	16.3	101.7	91.1	65.9
Manufacturing facility closures, restructuring and other related charges	2.7	1.0	3.7	4.9	30.7
Stock-based compensation expense	2.3	3.0	3.2	6.2	4.9
(Reversal of impairment) impairment of long-lived assets and other assets	(5.8)	0.1	(5.8)	0.1	0.2
(Gain) loss on disposal of plant, property and equipment	0.2	(0.0)	(0.8)	(0.1)	0.1
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford Pension Charge	—	0.3	—	1.6	—

Adjusted EBITDA	24.6	20.6	102.0	103.9	103.1

Adjusted EBITDA totalled $102.0 million for the year ended December 31, 2015, a $1.9 million or 1.8% decrease from $103.9 million for the year ended December 31, 2014, primarily due to (i) an unfavourable FX impact, (ii) an increase in SG&A expenses related to the Better Packages and TaraTape acquisitions and an increase in employee related costs, including an increase in health related costs and (iii) an increase in research expenses primarily associated with the South Carolina Project. These negative impacts were partially offset by a decrease in variable compensation expense.

Adjusted EBITDA totalled $103.9 million for the year ended December 31, 2014, a $0.8 million or 0.8% increase from $103.1 million for the year ended December 31, 2013, primarily due to an increase in gross profit partially offset by (i) an increase in professional fees, (ii) an increase in research expenses, (iii) additional expenses associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013 and (iv) the non-recurrence of a bad debt recovery recorded in 2013.

Adjusted EBITDA totalled $24.6 million for the fourth quarter of 2015, a $3.9 million or 19.1% increase from $20.6 million for the fourth quarter of 2014, primarily due to an increase in gross profit, partially offset by an increase in variable compensation expense.

Adjusted EBITDA for the fourth quarter of 2015 decreased $2.2 million or 8.4% from $26.8 million for the third quarter of 2015, primarily due to an increase in variable compensation expense, partially offset by an increase in gross profit.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $45.7 million for the year ended December 31, 2015, a $22.2 million or 94.8% increase from $23.5 million for the year ended December 31, 2014, primarily due to higher net earnings in 2015 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2014.

Comprehensive income totalled $23.5 million for the year ended December 31, 2014, a $56.1 million or 70.5% decrease from $79.6 million for the year ended December 31, 2013, primarily due to lower net earnings in 2014 and losses from the remeasurement of the defined benefit liability compared to actuarial gains in 2013.

Off-Balance Sheet Arrangements

The Company had standby letters of credit issued and outstanding as of December 31, 2015 that could result in payments by the Company of up to an aggregate of $1.9 million upon the occurrence of certain events. All of the letters of credit have expiry dates in the third quarter of 2016.

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $20.9 million as of December 31, 2015. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. At December 31, 2015, the Company had on hand $13.0 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through June 2017 totalling approximately $22.1 million as of December 31, 2015. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $14.4 million over the remaining term of the contract.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $5.4 million as of December 31, 2015. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2019 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.2 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2015. Key personnel remuneration includes: short-term benefits including employee salaries and bonuses, director retainer and committee fees, post-employment benefits, stock-based compensation expense, and termination benefits. Total key personnel remuneration decreased $3.5 million to $5.4 million for the year ended December 31, 2015 from $8.8 million for the year ended December 31, 2014 primarily due to SARs exercise activity in 2014.

Working Capital

The Company experiences some business cyclicality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory for the fourth quarter of 2015 increased to 61 from 58 in the fourth quarter of 2014. Inventories increased $3.8 million to $100.6 million as of December 31, 2015 from $96.8 million as of December 31, 2014. The increase was primarily due to the Better Packages and TaraTape acquisitions.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO for the fourth quarter of 2015 of 37 was the same as in the fourth quarter of 2014. Trade receivables decreased $2.7 million to $78.5 million as of December 31, 2015 from $81.2 million as of December 31, 2014 primarily due to a decrease in the amount of revenue invoiced in the fourth quarter of 2015, partially offset by the additional revenue from the Better Packages and TaraTape acquisitions.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2015	Dec. 31, 2014		Dec. 31, 2015	Dec. 31, 2014
Cost of sales (1)	$149.9	$164.5	Revenue (1)	$195.7	$200.8
Days in quarter	92	92	Days in quarter	92	92

Cost of sales per day (1)	$1.63	$1.79	Revenue per day (1)	$2.13	$2.18
Average inventory (1)	$99.4	$102.8	Trade receivables (1)	$78.5	$81.2

Days inventory	61	58	DSO	37	37

Days inventory is calculated as follows:			DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day			Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory			Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities increased $5.2 million to $82.2 million as of December 31, 2015 from $77.0 million as of December 31, 2014 primarily due to an increase in payables associated with the Better Packages and TaraTape acquisitions and the timing of payments for inventory and SG&A.

Liquidity

The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility. Liquidity risk management attempts to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to a $300 million Revolving Credit Facility, plus an incremental accordion feature (that is available subject to the credit agreement’s terms and lender approval) of $150 million through November 2019. As of December 31, 2015, the Company had drawn a total of $135.3 million, resulting in loan availability of $164.7 million. In addition, the Company had $17.6 million of cash, yielding total cash and loan availability of $182.3 million as of December 31, 2015.

The Company believes it has sufficient funds from cash flows from operating activities and cash on hand to meet its ongoing expected capital expenditures and working capital requirements funding needs for at least the next twelve months. These funds are also sufficient to meet funding needs for discretionary dividend payments and common share repurchases. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.

Also refer to the section below entitled “Long-Term Debt” for additional discussion of funds available under the Revolving Credit Facility.

Cash Flows

The Company’s net working capital on the balance sheet increased during the year due to the effects of the 2015 business acquisitions, however, working capital amounts acquired are not included in Cash flows from operating activities under IFRS. As such, the discussions below regarding 2015 working capital items appropriately exclude these effects.

Cash flows from operating activities increased in the year ended December 31, 2015 by $15.4 million to $102.3 million from $86.9 million in the year ended December 31, 2014, primarily due to a decrease in accounts receivable resulting from lower sales in the fourth quarter of 2015 compared to the fourth quarter of 2014 and an increase in accounts receivable in 2014 compared to 2013.

Cash flows from operating activities increased in the year ended December 31, 2014 by $4.7 million to $86.9 million from $82.2 million in the year ended December 31, 2013, primarily due to higher gross profit.

Cash flows from operating activities increased in the fourth quarter of 2015 by $8.1 million to $41.9 million from $33.8 million in the fourth quarter of 2014, primarily due to an increase in gross profit. The Company’s working capital contained two significant fluctuations that largely offset each other:

•	a large increase in accounts payable due to (i) the timing of payments near the end of 2015 compared to the end of 2014 and (ii) a full year accrual in the fourth quarter of 2015 for annual variable compensation expense compared to a pro rata accrual for the same in the fourth quarter of 2014; and

•	partially offset by a large decrease in inventory in the fourth quarter of 2014 compared to an increase in the fourth quarter of 2015 due to a lower volume of sales and higher production volume of inventory in the fourth quarter of 2015 compared to 2014.

Cash flows used for investing activities increased in the year ended December 31, 2015 by $22.4 million to $59.2 million from $36.8 million in the year ended December 31, 2014, primarily due to funding the Better Packages and TaraTape acquisitions in 2015, partially offset by lower capital expenditures. The decrease in capital expenditures primarily related to the South Carolina Project, partially offset by capital expenditures to increase production capacity of water-activated tape and shrink film.

Cash flows used for investing activities decreased in the year ended December 31, 2014 by $8.1 million to $36.8 million from $44.9 million in the year ended December 31, 2013, primarily due to lower capital expenditures and higher proceeds from the sale of property, plant and equipment and other assets.

Cash flows used for investing activities increased in the fourth quarter of 2015 by $15.0 million to $19.7 million from $4.7 million in the fourth quarter of 2014, primarily due to funding the TaraTape acquisition in November 2015 and the non-recurrence of proceeds from the sale of the Richmond, Kentucky manufacturing facility in the fourth quarter of 2014.

Cash flows used in financing activities decreased in the year ended December 31, 2015 by $12.5 million to $31.2 million from $43.7 million in the year ended December 31, 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares and an increase in dividends paid due to the increases in quarterly dividend payments announced in July 2014 and August 2015.

Cash flows used in financing activities increased in the year ended December 31, 2014 by $3.3 million to $43.7 million from $40.5 million in the year ended December 31, 2013, primarily due to an increase in dividends paid, repurchases of common stock, lower proceeds from the exercise of stock options granted pursuant to the Company’s Executive Stock Option Plan and an increase in the payment of debt issue costs related to entering into the Revolving Credit Facility in the fourth quarter of 2014. The increase was partially offset by smaller net repayment of debt in 2014 and lower interest payments in 2014.

Cash flows used in financing activities decreased in the fourth quarter of 2015 by $8.9 million to $18.6 million from $27.6 million in the fourth quarter of 2014, primarily due to a lower net repayment of debt in the fourth quarter of 2015, partially offset by an increase in repurchases of common shares in the fourth quarter of 2015.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the year ended December 31, 2015 by $21.7 million to $68.0 million from $46.3 million in the year ended December 31, 2014 primarily due to a decrease in accounts receivable and lower capital expenditures.

Free cash flows increased in the year ended December 31, 2014 by $11.0 million to $46.3 million from $35.3 million in the year ended December 31, 2013, primarily due to lower capital expenditures and an increase in gross profit.

Free cash flows increased in the fourth quarter of 2015 by $6.5 million to $33.3 million from $26.8 million in the fourth quarter of 2014, primarily due to an increase in gross profit.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Cash flows from operating activities	41.9	33.8	102.3	86.9	82.2
Less purchases of property, plant and equipment	(8.5)	(7.0)	(34.3)	(40.6)	(46.8)

Free cash flows	33.3	26.8	68.0	46.3	35.3

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility in November 2014. The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms and lender approval) if needed.

As of December 31, 2015, the Company had drawn a total of $135.3 million against the Revolving Credit Facility, which consisted of $133.4 million of borrowings and $1.9 million of standby letters of credit. The Company had total cash and loan availability of $182.3 million as of December 31, 2015 and $206.2 million as of December 31, 2014. The change in total cash and loan availability is due to the changes in cash flows as previously discussed above.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of December 31, 2015). The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The pricing grid for the loan margin ranges from 1.00% to 2.25% for LIBOR or other floating rate loans. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the floating rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. As of December 31, 2015, $124.0 million of borrowings was priced at 30-day US dollar LIBOR and $9.4 million of US dollar equivalent borrowings was priced at 30-day CDOR (“Canadian Dollar Offer Rate”).

The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter (as such, the allowable capital expenditures are $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts from the prior year).

The Company was in compliance with all three financial covenants, which were 1.55, 7.41 and $34.3 million, respectively, as of December 31, 2015.

Capital Resources

Capital expenditures totalled $8.5 million and $34.3 million in the three months and year ended December 31, 2015, respectively, as funded by the Revolving Credit Facility and cash flows from operations. Total capital expenditures are expected to be between $55 and $65 million in 2016. Capital expenditures for the year ended December 31, 2015 and expected to be made in 2016 are primarily for property, plant and equipment to support the following strategic and growth initiatives: the South Carolina Project, the recently announced water-activated tape capacity expansion in Cabarrus County, North Carolina (“WAT Project”), shrink film capacity expansion at the Portugal manufacturing facility (“Shrink Film Project”), woven products capacity expansion (“Woven Project”), expansion of the Company’s specialty tape product offering (“Specialty Tape Project”) and various other initiatives and maintenance needs. All of the strategic and growth initiatives discussed above are expected to yield an after-tax internal rate of return greater than 15%. The table below summarizes the capital expenditures to date and expected future capital expenditures for the above mentioned initiatives (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2015	2016	Total Project	Completion Date
	$	$	$
South Carolina Project	7.9	3	60	End of 2016
WAT Project	4.2	31 - 36	44 - 49	End of 2017
Shrink Film Project (1)	3.9	5	11	End of the first half of 2017
Woven Project	3.2	0	5	Completed in 2015
Specialty Tape Project	—	4	10	End of the first half of 2017

(1)	Subject to foreign exchange impact and excluding any government subsidies.

In addition to the above, capital expenditures to support maintenance needs are expected to be between $8 and $12 million in 2016.

In addition, the Company had commitments to suppliers to purchase machines and equipment totalling approximately $20.9 million as of December 31, 2015, primarily to support the capacity expansion projects and other initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operations.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2015 (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	134.7	—	0.2	133.8	0.7
Finance lease obligations (3)	21.5	6.3	10.8	1.4	3.0
Pensions and other post-retirement benefits - defined benefit plans (4)	1.5	1.5	—	—	—
Pensions and other post-retirement benefits - defined contribution plans (5)	3.5	3.5	—	—	—
Operating lease obligations	14.0	3.1	5.5	2.7	2.7
Standby letters of credit	1.9	1.9	—	—	—
Equipment purchase commitments	20.9	20.9	—	—	—
Utilities contract obligations (6)	19.6	4.0	5.8	3.8	6.0
Raw material purchase commitments (7)	35.2	33.2	2.0	—	—
Other obligations	5.1	2.2	1.0	1.0	0.9

Total	257.9	76.6	25.3	142.7	13.3

(1)	“Less than 1 year” represents those payments due in 2016, “1-3 years” represents those payments due in 2017 and 2018, “3-5 years” represents those payments due in 2019 and 2020, while “After 5 years” includes those payments due in later periods.

(2)	Refer to the previous section entitled “Long-Term Debt” for discussion of related interest obligations.

(3)	The figures in the included in the table above include interest expense included in minimum lease payments of $1.6 million.

(4)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2016. Defined benefit plan contributions beyond 2016 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

(5)	Defined contribution plan contributions represent the obligation recorded at December 31, 2015 to be paid in 2016. Certain defined contribution plan contributions beyond 2016 are not determinable since contribution to the plan is at the discretion of the Company.

(6)	Utilities contract obligations also include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

(7)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company does not have significant non-cancellable agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed expected requirements. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”). A SAR, as defined by the SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can be settled only in cash and expire no later than 10 years after the date of the grant.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2015, the aggregate intrinsic value of outstanding vested awards was $2.9 million. At December 31, 2015, there was no accrual for SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2015, there were 58,667,535 common shares of the Company outstanding.

On April 22, 2014, the Board of Directors adopted the Performance Share Unit Plan (“PSU Plan”). A performance share unit (“PSU”), as defined by the PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs granted will vest at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking of the Company versus a specified peer group of companies.

On April 22, 2014, the Board of Directors adopted the Deferred Share Unit Plan (“DSU Plan”). A deferred share unit (“DSU”), as defined by the DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, a non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

The table below summarizes equity-settled share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
Stock options granted	—	—	—	492,500	830,000
Stock options exercised	116,250	21,250	712,500	256,677	1,151,610
Cash proceeds (in millions of US dollars)	$0.3	$0.1	$1.6	$0.8	$3.8
Stock options expired or forfeited	27,500	—	30,000	140,000	71,250
PSUs granted	—	—	363,600	152,500	—
PSUs forfeited	16,290	—	18,060	—	—
DSUs granted	—	—	46,142	36,901	—
Shares issued upon DSU settlement	—	—	6,397	—	—

The Company paid a dividend of $0.12, $0.12, $0.13 and $0.13 per common share on March 31, June 30, September 30 and December 31, 2015 to shareholders of record at the close of business on March 19, June 15, September 15 and December 15, 2015, respectively.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. Since the dividend policy was reinstated in August 2012, the Company has paid $73.3 million in cumulative dividends, of which $29.7 million was paid in 2015.

On March 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on March 31, 2016 to shareholders of record at the close of business on March 21, 2016.

The dividends paid in 2015 and payable in 2016 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Company announced an NCIB effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB for the repurchase of up to 2,000,000 common shares effective July 10, 2015 and expiring on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares. As of December 31, 2015, approximately 2.5 million shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,			Year ended December 31,
	2015	2014		2015	2014
Common shares repurchased	366,600		9,400	2,487,188	597,500
Average price per common share including commissions	CDN$14.28	CDN$	17.64	CDN$15.52	CDN$14.35
Total purchase price including commissions (1)	$4,015		$144	$29,984	$7,822

(1)	In thousands of US dollars

As of March 9, 2016, the Company repurchased 147,200 shares under the NCIB in 2016 for a total purchase price of $1.7 million.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $29.3 million as of December 31, 2015 as compared to $31.7 million as of December 31, 2014. The decrease in the current year is primarily due to an increase in the weighted average discount rate from 3.73% and 4.15% for US and Canadian plans, respectively, as of December 31, 2014 to 4.01% and 4.25% for US and Canadian plans, respectively, as of December 31, 2015. These changes resulted in a decrease in net present value of the liability and are partially offset by the fair value of plan assets. For 2015, the Company contributed $2.0 million as compared to $2.3 million in 2014, to its funded pension plans and to beneficiaries for its unfunded benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2016. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During the year ended December 31, 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants resulting in non-cash settlement losses of $1.6 million representing the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales.

Financial Risk, Objectives and Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. In the first and third quarters of 2015, to hedge the long-term cost of floating rate debt, the Company entered into interest rate swap agreements that are designated as cash flow hedges.

The terms of the interest swap agreements are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
	$		%
November 18, 2019	40,000,000	Monthly	1.610
August 20, 2018	60,000,000	Monthly	1.197

Please refer to Note 21 of the Company’s Financial Statements for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and believes it demonstrated that the former Chief Financial Officer’s assertions are entirely without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in the OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2015. As with the OSHA claim, the Company believes that the former Chief Financial Officer’s assertions in the lawsuit are entirely without merit. However, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect their risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own stock, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. The Monte Carlo simulation model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 15 of the Company’s Financial Statements for more information regarding stock-based payments.

Business acquisitions

Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. In particular, the fair value of contingent consideration is dependent on the outcome of many variables including the acquirees’ future profitability.

Refer to Note 16 of the Company’s Financial Statements for more information regarding business acquisitions.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities: amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) – Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

In January 2016, the IASB published IFRS 16 – Leases which will replace IAS 17 – Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2015 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2014, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, future cost savings, the South Carolina Project, transfers of forms of production and the related costs and benefits, impacts of acquisitions, income tax and effective tax rate, benefit plan obligations, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.